Keystone Automotive Industries, Inc.

May 23, 2006

Securities & Exchange Commission

450 5th Street N.W.

Washington, DC 20549

Attn: Linda Cvrkel, Branch Chief

Re:	Keystone Automotive Industries, Inc. – Comment Letter dated January 6, 2006
Form 10-K for the year ended April 1, 2005
Forms 10-Q for the periods ended July 1, 2005, September 30, 2005 and December 30, 2005
Commission file #: 000-28568

Dear Ms. Cvrkel:

Following are our responses to your comment letter dated March 9, 2006.

Question:

1. We note from your response to our prior comment 5 that you have included prompt pay discounts offered by certain vendors for payment on shipment in “other income”. Please explain to us the nature of this discount and how you have accounted for the discount in accordance with EITF 02-16 and EITF 03-10. Also, please classify the gains and losses from sales of assets as operating income in future filings. See paragraph 45 of SFAS No. 144.

Response:

The prompt payment discounts included in “other income” represents vendor terms discounts such as “2% 10 net 30”, in which the Company makes a financing decision independent of its purchase decision. The Company has historically viewed these prompt pay discounts as a financing decision and viewed the amounts as immaterial. If the Company had treated these prompt payment discounts as a reduction in cost of sales rather than “other income”, the impact on gross margin as a percentage of net sales in fiscal years 2003, 2004, 2005 and for the three interim periods of fiscal year 2006 would have been less than 0.2%. In accordance with EITF 02-16, the Company will recognize the prompt payment discounts as a reduction of cost of sales in future filings.

The gains and losses from the disposal of fixed assets will be included in operating income in future filings.

ADMINISTRATIVE HEADQUARTERS: 700 EAST BONITA AVENUE • (909) 624-8041 • FAX (909) 624-9136 • POMONA, CA 91767

Branches in Principal Cities

Question:

2. We note from your response to our prior comment 2 that you have over 200 leases and no lease is material to the operations of the Company. However, we continue to believe that in future filings, you should include a disclosure in Note 1 to describe your current accounting policies and procedures for accounting for leases and leasehold improvements. In this regard, please revise future filings, as appropriate.

Response:

The Company will add a disclosure to Note 1, Summary of Significant Accounting Policies, describing its current accounting policies and procedures for accounting for leases and leasehold improvements in future filings.

Question:

3. We note that although you acquired Veng USA in October 2005 (as disclosed in your Form 10-Q for the quarter ended September 30, 2005) you did not include disclosures regarding the acquisition in the notes to the financial statements for the quarter ended December 30, 2005 as required by paragraph 58 of SFAS No. 141. In this regard, please explain to us the primary reasons for the acquisition, including a description of the factors that contributed to a purchase price that resulted in the recognition of goodwill. Also, in future interim periods in which a material acquisition occurs, please include the disclosures outlined in paragraph 58 of SFAS No. 141. Additionally, please include the disclosures outlined in paragraphs 51 through 57 of SFAS No. 141 in your Form 10-K for fiscal year 2006.

Response:

The primary reason for the Company’s acquisition of Veng USA (“Veng”) in October 2005 was the acquisition of the business including its goodwill. Veng’s business was complementary to the Company’s business giving it a stronger presence in the Northeast market for aftermarket collision replacement parts. Veng had been in business many years with a record of increased sales and earnings and expansion of locations. In addition, Veng had an excellent reputation in the parts distribution business. All or substantially all of the Veng employees became employees of the Company following the acquisition.

In the future, the Company will include the disclosures outlined in paragraph 58 of SFAS No. 141 for interim period filings where a material acquisition has occurred.

The Company will include the disclosures outlined in paragraphs 51 through 57 of SFAS No. 141 in our Form 10-K for the fiscal year ended March 31, 2006.

Sincerely,

/s/ Jeffrey Gray
Jeffrey Gray
Chief Financial Officer

JG:ns

ADMINISTRATIVE HEADQUARTERS: 700 EAST BONITA AVENUE • (909) 624-8041 • FAX (909) 624-9136 • POMONA, CA 91767

Branches in Principal Cities